September 26, 2008

Hui Lin
Chief Financial Officer
Aida Pharmaceuticals, Inc.
31 Dingjiang Road,
Jianggan District
Hangzhou, People's Republic of China 310016

Re: Aida Pharmaceuticals, Inc
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2008
Filed May 20, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 19, 2008
File Number: 000-50212

Dear Ms. Lin:

        We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2007

Item 8A. Controls and Procedures

Management's Report of Internal Control over Financial Reporting, page 40

1. Management's assessment of the effectiveness of your internal control over financial reporting was conducted on November 24, 2007 instead of as of December 31, 2007, the end of your fiscal year. Please revise your disclosure to state management's conclusion on the effectiveness of your internal control over financial reporting as of December 31, 2007. Please refer to Item 308T(a)(3) of Regulation S-B.

2. In addition, please consider whether management's failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* and revise your disclosure as appropriate.

3. You disclose in your Forms 10-Q for March 31, 2008 and June 30, 2008 that "Based upon their controls evaluation and upon consultation with our counsel, made at the end of the period, our CEO and CFO have concluded that our Disclosure Controls were ineffective in alerting us to a conceivable breach of Section 402(a) of the Sarbanes-Oxley Act, as amended, prohibiting the Company from making personal loans to directors and executives and making appropriate disclosures in our prior reports of the existence of such guarantees." Please consider whether management's failure to make appropriate disclosure in prior reports regarding the existence of such guarantees impacts its conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting *as of the end of the fiscal year* and revise your disclosure as appropriate.

Report of Independent Registered Public Accounting Firm, page F-3

4. We note that your auditors are located in Florida. It appears that all of the assets, liabilities, revenues and expenses of Aida Pharmaceuticals, Inc. and Subsidiaries relate to operations located in China. Please have your auditors tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted. This comment also applies to their audit of Jiangsu Institute of Microbiology Co., Ltd acquired by Aida in 2008. Your response should include a discussion of the following:

   - Whether another auditor was involved in the audit of the Chinese operations. If so, please tell us the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;

- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China. Explain how the audit and observation of inventories was performed at December 31, 2007, and 2006.

Consolidated Statements of Income and Comprehensive Income

5. Please tell us what caused the return of sales commission you previously paid to sales agents of Fangyuan. Please tell us if any products were also returned and if so, what period the product sales were previously recognized and whether a return allowance had previously been established.

Forms 10-Q for March 31, 2008 and June 30, 2008

Exhibits 31.1 and 31.2

6. Please revise these certifications to include the entire introductory language of paragraph 4 which also addresses your officers' responsibility for establishing and maintaining internal control over financial reporting.

* * * *

As appropriate, please file an amendment to your Form 10-KSB for the period ended December 31, 2007 and Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant